Lead Investor Agreement

This Lead Investor Agreement (this "Agreement") is made and entered into as of the date of electronic consent ("Effective Date") by and among the Lead Investor (as defined below), Wefunder Inc., a Delaware public benefit corporation ("Wefunder"), and the undersigned issuer ("Issuer").

WHEREAS, the lead investor identified and appointed by the Issuer on its campaign page on the Wefunder platform and approved by Wefunder (the "Lead Investor") has been granted the power to make all voting determinations on behalf of its investors ("Investors") that hold interests in the uncertificated securities ("Securities") of one or more special purpose vehicles (each, an "SPV") that holds uncertificated securities of the Issuer, which Securities are being or have been offered through Wefunder Portal LLC ("Portal");

NOW, THEREFORE, in consideration of the mutual promises herein made and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. Lead Investor

1.1 Appointment of Lead Investor

The Issuer hereby appoints the Lead Investor as the Lead Investor with respect to the SPV and Wefunder hereby approves such appointment.

1.2 Communication to Investors about the Lead Investor

1.2.1 *Initial Lead Investor*. Issuer agrees to inform Investors about the identity of the Lead Investor by posting information about the Lead Investor on the Portal either prior to the filing by the Issuer and the SPV of the Form C, or after such filing but before the closing of the joint offering of securities by the Issuer and the SPV (the "SPV Offering"). If the latter, Issuer acknowledges and agrees that the identification of the Lead Investor will require filing a material amendment to the Form C, and Investors will be required to reconfirm their commitments prior to the closing of the offering.

1.2.2 *Replacement Lead Investor*. If a Replacement Lead Investor is appointed after the closing of the SPV Offering, Issuer agrees to issue a notice to Investors through the Portal containing information about the circumstances surrounding the replacement of the Lead Investor and details about the Replacement Lead Investor.

1.2.3 *Contact Information of Lead Investor.* Lead Investor consents to Wefunder providing Lead Investor's contact information to Investors when deemed necessary.

1.3 Disclosure of Lead Investor's Role in Connection with Non-Regulation Crowdfunding Offerings

The parties agree that the Lead Investor also may act as a portfolio manager for a special purpose vehicle advised by Wefunder Advisors, LLC that invests in Issuer in a subsequent non-Regulation CF round of financing and may receive compensation in that capacity.

1.4 Conflicts of Interest and Removal of Lead Investor

1.4.1 *Removal of Lead Investor.* Wefunder may remove the Lead Investor at any time upon Wefunder's good faith determination that the Lead Investor is not in a timely manner providing voting determinations on matters as reasonably requested by Issuer, is engaging in fraudulent conduct, or has an undisclosed conflict of interest ("Cause"). Further, upon Wefunder's good faith determination that, due to other unforeseen circumstances, it may be in the best interests of the Investors to remove the Lead Investor, Wefunder may, but is not obligated to, submit such removal to a vote of the Investors and remove the Lead Investor if a majority of the Investors (calculated on the basis of ownership of Securities) who provide a voting decision within the time period prescribed by Wefunder vote in favor of removal.

1.4.2 *Lead Investor Conflict of Interest.* In the event that Wefunder determines, in good faith, that the Lead Investor has a conflict of interest only with respect to a particular matter or voting decision, Wefunder may require that the Lead Investor submit such voting decision to all Investors. In such case, the Lead Investor must give Investors five (5) calendar days (or such other time period as may be prescribed by Wefunder) to submit their voting decisions to the Lead Investor, and the Lead Investor must vote the Securities in accordance with the decision of a majority of the Investors (calculated on the basis of ownership of Securities) who provide a voting decision within such time period.

1.5 Replacement of Lead Investor

In the event the Lead Investor is removed pursuant to Section 1.4.1, a new Lead Investor ("Replacement Lead Investor") shall be appointed by Issuer subject to the approval of the appointment by Wefunder, in its sole discretion, and the Replacement Lead Investor. In such event the original Lead Investor will cease to be a party to this Agreement and the Replacement Lead Investor will become a party to this Agreement.

2. Entire Agreement

This document represents the entire Agreement, and supersedes any previous agreements, among the parties relating to the subject matter of this Agreement.

3. Partial Invalidity

If any provisions of this Agreement are held for any reason to be unenforceable, the remainder of this Agreement shall nevertheless remain in full force and effect.

4. Assignment; Amendment

This Agreement may not be assigned or amended by any party without the consent of the other parties.

5. Term

This Agreement may be terminated by any party upon 30 days' written notice to the other parties or such shorter period as may be agreed to by the parties.

6. Successors

This Agreement is for the benefit of the parties and shall bind and inure to the benefit of their respective successors and permitted assigns.

7. Governing Law

This Agreement is governed by the laws of the State of Delaware without regard to its conflicts of laws principles.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

WEFUNDER, INC.

By: *[SIGNATURE]*
Name: Nicholas Tommarello
Title: Chief Executive Officer

ISSUER:

[COMPANY NAME]

By:
Name:
Title:

LEAD INVESTOR:

By:
Name:

Email: